Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Nutraceutical International Corporation
Form 10-K for the Fiscal Year Ended September 30, 2004
Filed December 3, 2004
File No. 000-23731

Dear Mr. Rosenberg:

We are in receipt of your comment letter dated May 31, 2005.  Our responses, which follow the outline of your letter, are as follows:

Form 10-K for the Fiscal Year Ended September 30, 2004

Selected Financial Data, page 21

1.                                       Comment:  As you have indicated that EBITDA (a non-GAAP measure) is a measure of operating performance, you should have explained why it is reasonable to exclude depreciation when measuring financial performance as plant and equipment are necessary to earn revenue. Please provide us your analysis supporting your use of this non-GAAP measure. Describe for us specifically how EBITDA is used in measuring management’s compensation. Similarly, explain how the company’s creditors use EBITDA in assessing debt covenant compliance.  Indicate which debt agreements contain an EBITDA covenant and indicate the amount of borrowing under that agreement. If the use of EBITDA in measuring compensation and debt covenants is not substantive, disclosure of EBITDA should be deleted.

Response:  The company has noted the staff’s comment regarding disclosure for EBITDA (a non-GAAP measure) and will refine its future filings to make them more useful to investors by including the following:

•                    The company acknowledges that plant and equipment (while less important in the company’s line of business due to outsourcing alternatives) are necessary to earn revenue based on the company’s current business model.

•                    The company’s use of EBITDA as a measure of operating performance is not based on any company belief about the reasonableness of excluding depreciation when measuring financial performance.

•                    The company’s use of EBITDA is supported by the importance of EBITDA to the following key stakeholders:

-                    Analysts—who estimate the company’s projected EBITDA and other EBITDA-based metrics in their independently developed financial models for investors;

-                    Creditors—who evaluate the company’s operating performance based on compliance with certain EBITDA-based debt covenants;

-                    Investment Bankers—who use EBITDA and other EBITDA-based metrics in their written evaluations and comparisons of companies within the company’s industry; and

-                    Board of Directors and Executive Management—who use EBITDA as an essential metric for evaluating management performance relative to the company’s operating budget and bank covenant compliance, as well as the company’s ability to service debt and raise capital for growth opportunities, including acquisitions, which are a critical component to the company’s stated strategy.  Historically, the company has recorded a monthly accrual for performance compensation, which has been paid out to executive management as well as other employees.  This monthly accrual is computed as a percentage of EBITDA.

The company supplementally provides the following information to the staff in response to its comment:

•                    The company entered into a five-year, sixty-million-dollar reducing revolving credit facility (the “Credit Agreement”) with various lending institutions on January 28, 2002.  The Credit Agreement was filed with the Commission on February 14, 2002 as Exhibit 10.10 to the company’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2001.  This Credit Agreement, similar to the company’s three previous credit agreements, includes certain EBITDA-based financial covenants, including Leverage Ratio and Consolidated Fixed Charge Coverage Ratio.  These financial covenants, as well as other covenants, must be reported quarterly to all lending institutions along with an officer’s certificate of compliance.  As of the filing period, the company had $6.5 million outstanding under this Credit Agreement.

•                    The company believes that disclosure of EBITDA in its filings is a permitted and appropriate way of fairly communicating EBITDA to all stakeholders at the same time.

•                    The company believes that the use of EBITDA in measuring compensation and debt covenants, not to mention other factors, is substantive and should not be deleted from disclosure in its filings.

Management’s Discussion and Analysis

Significant Accounting Policies, page 23

2.                                       Comment:  For each critical accounting policy, we do not see any disclosure about the factors and assumptions and the reasonably likely effects that changes could have, nor do we see disclosure quantifying what your actual changes in estimates have been and what caused those changes. Please provide us your analysis to support why this disclosure is not in the filing. In addition, describe for us any deductions from revenue (other than returns) that must be estimated at the point in time that revenue is recognized. If applicable, explain why these estimates are not described.

Response:  The company has noted the staff’s comment regarding disclosure for critical accounting policies and will refine its future filings to make them more useful to investors by including the following:

•                    Critical Accounting Policies--The company’s estimates and judgments related to its critical accounting policies, including factors and assumptions considered in making these estimates and judgments, did not vary significantly for the periods reported and had no material impact on the consolidated financial statements as reported (as applicable).

•                    Accounts Receivable—Provision is made for estimated bad debts based on periodic analysis of individual customer balances, including an evaluation of days sales outstanding, payment history, recent payment trends and perceived credit worthiness.  If general economic conditions and/or customer financial condition were to change, additional provisions for bad debts may be required, which could have a material impact on the consolidated financial statements.

•                    Inventories—Provision is made for slow moving, obsolete and/or damaged inventories based on periodic analysis of individual inventory items, including an evaluation of historical usage and/or movement, age, expiration date and general condition.  If market demand and/or consumer preferences are less favorable than historical trends or future expectations, additional provisions for slow moving, obsolete and/or damaged inventories may be required, which could have a material impact on the consolidated financial statements.

•                    Property, Plant and Equipment—Depreciation and amortization expense is impacted by the company’s judgments regarding the estimated useful lives of assets placed in service.  If the estimated lives of assets are significantly less than expected, depreciation and amortization expense would be accelerated, which could have a material impact on the consolidated financial statements.

•                    Goodwill and Intangible Assets—Statement of Financial Accounting Standards No. 141, Business Combinations and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142), require estimates and judgments in determining the initial recognition and measurement of goodwill and intangible assets, including such factors and assumptions as fair value, classification as definite or indefinite, and useful life (if any).  In addition, FAS 142 requires ongoing, periodic impairment testing, which relies on such factors and assumptions as identified reporting units, as well as expected future cash flows and income relative to recorded book values.  If an asset impairment were identified, a loss would be recorded, which could have a material impact on the consolidated financial statements.

•                    Revenue Recognition—Revenue is recognized in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition, which states that revenue should be recognized when the following criteria are met:  (1) persuasive evidence of an arrangement exists; (2) the product has been shipped and the customer takes ownership and assumes the risk of loss; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured.  The company believes that these criteria are satisfied upon shipment from its facilities or, in the case of the company’s neighborhood natural food markets and health food stores, at the point of sale within these stores.  Revenue is reduced by provisions for estimated returns and allowances, which are based on historical averages that have not varied significantly for the periods presented, as well as specific known claims, if any.  No other significant deductions from revenue must be estimated at the point in time that revenue is recognized.

Liquidity and Capital Resources, page 26

3.                                       Comment:  We note the table of operating lease obligations on page 28. Please explain to us why a complete table of contractual obligations in accordance with Item 303 of Regulation S-K was not presented, including debt and interest payments.

Response:  The company has noted the staff’s comment regarding tabular disclosure of contractual obligations in accordance with Item 303 of Regulation S-K.  The company had two types of relevant and material known contractual obligations as of fiscal year end September 30, 2004 as defined in paragraph (a)(5) of Item 303 of Regulation S-K:  Long-Term Debt Obligations and Operating Lease Obligations.  As noted by the staff, the company provided the information specified in paragraph (a)(5) for operating lease obligations in a tabular format on page 28.  For long-term debt obligations, the company provided relevant information in a narrative format in the paragraphs on page 27, which preceded the tabular presentation on page 28.

In future filings, the company will disclose the information specified in paragraph (a)(5) in a tabular format for all relevant and material known contractual obligations, including long-term debt obligations (and interest payments where appropriate) and operating lease obligations, and will simplify the narrative descriptions of these obligations as appropriate.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-8

4.                                       Comment:  Please explain to us why you did not disclose the amount of advertising expense as required by SOP 93-7.

Response:  The company supplementally advises the staff that it did not disclose the amount of advertising expense because the amount was considered immaterial for disclosure.  For the fiscal years ended September 30, 2004 and 2003, the company recorded $473 thousand and $194 thousand, respectively, for advertising expense, which represented less than 0.5% of net sales and less than 1.0% of aggregate selling, general and administrative expenses for each year reported.

The company additionally notes that traditional “pull marketing” through print, radio and television advertising is not a key component of the company’s marketing strategy.  Rather, “push marketing” through dedicated sales representatives is key to the company’s marketing and sales efforts.

Note 18. Commitments and Contingencies, page F-20

5.                                       Comment:  Your disclosures related to current legal proceedings do not appear to include all of the required disclosure under GAAP. SFAS 5 and SAB 92 require certain disclosures including (a) disclosure of the estimated additional loss, or range of loss, that is reasonably possible, or (b) disclosure that such an estimate cannot be made. Please explain to us why you did not provide these disclosures. For those legal proceedings where you cannot make an estimate, tell us the facts and circumstances preventing you from making such an estimate and what is being sought in those proceedings.

Response:  The company has noted the staff’s comment regarding disclosure of current legal proceedings in accordance with SFAS 5 and SAB 92 and plans to refine its disclosure in future filings to make it more useful to investors.  The company will include a statement to the effect that no estimate can be made of the range of potential gains or losses; or, if an estimate can be made, the company will provide such estimate in accordance with SFAS 5 and SAB 92.

The company supplementally advises the staff that with regard to its current litigation matters, the costs of defense and potential loss are unpredictable and cannot be estimated.  Please note, however, that it is management’s belief that, while incapable of estimation, none of the individual lawsuits in which the company is engaged as a plaintiff or defendant are material.  The company is involved as plaintiff or defendant in various lawsuits arising in the normal course of business, including regulatory, intellectual property, product liability and real property disputes.  The company believes that each case is unique and either immaterial to the consolidated financial statements and/or at a stage in the legal process where estimates of gains or losses would be impractical to estimate.

In connection with our responses to your comments, the company supplementally acknowledges that:

•                    The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                    Staff comments, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing; and

•                    The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s comments and remain committed to generating filings that we believe are useful to investors.  As noted in our responses, we will address certain comments, as appropriate, in future filings.  Please contact the undersigned if you have any questions about the foregoing responses.

Warmest regards,

Nutraceutical International Corporation

/s/ Leslie M. Brown, Jr.

Leslie M. Brown, Jr.

Senior Vice President, Finance

and Chief Financial Officer

435-655-6042